ADDENDUM
TO
LEASE DATED FEBRUARY 13, 2018
BETWEEN
JO-EL ASSOCIATES "LESSOR" AND
SUPPORT.COM, INC. "LESSEE"

50. As an inducement to enter into the Lease, upon successful execution of the Lease, Lessor will issue Lessee a $10,000.00 rent rebate check, to be used for any reason at Lessee's choice.

51. The dollar amount of Lessee's share of common area operating expenses (CAM), shall not increase more than 10% from one calendar year to the next calendar year, nor shall it ever be more than 30% of the building total CAM expense. For comparison purpose, the base year shall be the calendar year of 2018.

52. Lessee is the prior occupant of the premises, thru a Sub-Lease with NantMobile, LLC., per Sublease Agreement dated April 25th, 2017.

53. Lessee is responsible for 60% of the cost of janitorial supplies and service for the common area upstairs bathrooms.

54. Effective April 1, 2019 the "Base Rent" as identified in Par. 1.5, shall be changed to $12,880.00/mo.

55. "Option to Extend." (See attached)

56. "Right of First Refusal to Lease." (See attached)



Joe Elek, owner JO-EL Associates, "Lessor" — Date: 3/23/18

Rick Bloom, CEO Support.com (Lessee) — Date: 3/23/18



LEGAL APPROVED 3/19/18 support.com



RULES AND REGULATIONS FOR STANDARD OFFICE LEASE

Dated: February 13th, 2018

By and Between JO-EL Associates (Lessor) and Support.com, INC. (Lessee)

GENERAL RULES

1. Lessee shall not suffer or permit the obstruction of any Common Areas, including driveways, walkways and stairways.
2. Lessor reserves the right to refuse access to any persons Lessor in good faith judges to be a threat to the safety and reputation of the Project and its occupants.
3. Lessee shall not make or permit any noise or odors that annoy or interfere with other lessees or persons having business within the Project.
4. Lessee shall not keep animals or birds within the Project, and shall not bring bicycles, motorcycles or other vehicles into areas not designated as authorized for same.
5. Lessee shall not make, suffer or permit litter except in appropriate receptacles for that purpose.
6. Lessee shall not alter any lock or install new or additional locks or bolts.
7. Lessee shall be responsible for the inappropriate use of any toilet rooms, plumbing or other utilities. No foreign substances of any kind are to be inserted therein.
8. Lessee shall not deface the walls, partitions or other surfaces of the Premises or Project.
9. Lessee shall not suffer or permit anything in or around the Premises or Building that causes excessive vibration or floor loading in any part of the Project.
10. Furniture, significant freight and equipment shall be moved into or out of the building only with the Lessor's knowledge and consent, and subject to such reasonable limitations, techniques and timing, as may be designated by Lessor. Lessee shall be responsible for any damage to the Office Building Project arising from any such activity.
11. Lessee shall not employ any service or contractor for services or work to be performed in the Building, except as approved by Lessor.
12. Lessor reserves the right to close and lock the Building on Saturdays, Sundays and Building Holidays, and on other days between the hours of ____________ P.M. and ____________ A.M. of the following day. If Lessee uses the Premises during such periods, Lessee shall be responsible for securely locking any doors it may have opened for entry.
13. Lessee shall return all keys at the termination of its tenancy and shall be responsible for the cost of replacing any keys that are lost.
14. No window coverings, shades or awnings shall be installed or used by Lessee. Existing windows are tinted.
15. No Lessee, employee or invitee shall go upon the roof of the Building.
16. Lessee shall not suffer or permit smoking or carrying of lighted cigars or cigarettes in areas reasonably designated by Lessor or by applicable governmental agencies as non-smoking areas.
17. Lessee shall not use any method of heating or air conditioning other than as provided by Lessor.
18. Lessee shall not install, maintain or operate any vending machines upon the Premises without Lessor's written consent.
19. The Premises shall not be used for lodging or manufacturing, ~~cooking or food preparation~~.
20. Lessee shall comply with all safety, fire protection and evacuation regulations established by Lessor or any applicable governmental agency.
21. Lessor reserves the right to waive any one of these rules or regulations, and/or as to any particular Lessee, and any such waiver shall not constitute a waiver of any other rule or regulation or any subsequent application thereof to such Lessee.
22. Lessee assumes all risks from theft or vandalism and agrees to keep its Premises locked as may be required.
23. Lessor reserves the right to make such other reasonable rules and regulations as it may from time to time deem necessary for the appropriate operation and safety of the Project and its occupants. Lessee agrees to abide by these and such rules and regulations.

PARKING RULES

1. Parking areas shall be used only for parking by vehicles no longer than full size, passenger automobiles herein called "Permitted Size Vehicles." Vehicles other than Permitted Size Vehicles are herein referred to as "Oversized Vehicles."
2. Lessee shall not permit or allow any vehicles that belong to or are controlled by Lessee or Lessee's employees, suppliers, shippers, customers, or invitees to be loaded, unloaded, or parked in areas other than those designated by Lessor for such activities.
3. Parking stickers or identification devices shall be the property of Lessor and be returned to Lessor by the holder thereof upon termination of the holder's parking privileges. Lessee will pay such replacement charge as is reasonably established by Lessor for the loss of such devices.
4. Lessor reserves the right to refuse the sale of monthly identification devices to any person or entity that willfully refuses to comply with the applicable rules, regulations, laws and/or agreements.
5. Lessor reserves the right to relocate all or a part of parking spaces from floor to floor, within one floor, and/or to reasonably adjacent offsite location(s), and to reasonably allocate them between compact and standard size spaces, as long as the same complies with applicable laws, ordinances and regulations.
6. Users of the parking area will obey all posted signs and park only in the areas designated for vehicle parking.
7. Unless otherwise instructed, every person using the parking area is required to park and lock his own vehicle. Lessor will not be responsible for any damage to vehicles, injury to persons or loss of property, all of which risks are assumed by the party using the parking area.
8. Validation, if established, will be permissible only by such method or methods as Lessor and/or its licensee may establish at rates generally applicable to visitor parking.
9. The maintenance, washing, waxing or cleaning of vehicles in the parking structure or Common Areas is prohibited.
10. Lessee shall be responsible for seeing that all of its employees, agents and invitees comply with the applicable parking rules, regulations, laws and agreements.
11. Lessor reserves the right to modify these rules and/or adopt such other reasonable and non-discriminatory rules and regulations as it may deem necessary for the proper operation of the parking area.
12. Such parking use as is herein provided is intended merely as a license only and no bailment is intended or shall be created hereby.
13. Lessee has the right to 2 existing reserved parking spaces.

NOTICE: These forms are often modified to meet changing requirements of law and industry needs. Always write or call to make sure you are utilizing the most current form: AIR Commercial Real Estate Association, 500 N Brand Blvd, Suite 900, Glendale, CA 91203. Telephone No. (213) 687-8777. Fax No.: (213) 687-8616.

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LEGAL APPROVED 3/19/18 support.com

FORM OFG-1-9/99E



OPTION(S) TO EXTEND
STANDARD LEASE ADDENDUM

Dated February 13th, 2018

By and Between (Lessor) JO-EL Associates

By and Between (Lessee) Support.com, INC.

Address of Premises: 1200 Crossman Avenue, Suite 210-240

Paragraph 56

A. OPTION(S) TO EXTEND:
Lessor hereby grants to Lessee the option to extend the term of this Lease for ONE additional YEAR month period(s) commencing when the prior term expires upon each and all of the following terms and conditions:

(i) In order to exercise an option to extend, Lessee must give written notice of such election to Lessor and Lessor must receive the same at least 2 but not more than 3 months prior to the date that the option period would commence, time being of the essence. If proper notification of the exercise of an option is not given and/or received, such option shall automatically expire. Options (if there are more than one) may only be exercised consecutively.

(ii) The provisions of paragraph 39, including those relating to Lessee's Default set forth in paragraph 39.4 of this Lease, are conditions of this Option.

(iii) Except for the provisions of this Lease granting an option or options to extend the term, all of the terms and conditions of this Lease except where specifically modified by this option shall apply.

~~(iv) This Option is personal to the original Lessee, and cannot be assigned or exercised by anyone other than said original Lessee and only while the original Lessee is in full possession of the Premises and without the intention of thereafter assigning or subletting.~~ –

(v) The monthly rent for each month of the option period shall be calculated as follows, using the method(s) indicated below:
(Check Method(s) to be Used and Fill in Appropriately)

☐ ~~I. Cost of Living Adjustment(s) (COLA)~~
~~a. On (Fill in COLA Dates):~~

~~the Base Rent shall be adjusted by the change, if any, from the Base Month specified below, in the Consumer Price Index of the Bureau~~ of Labor ~~Statistics of the U.S. Department of Labor for (select one):~~ ☐ ~~CPI W (Urban Wage Earners and Clerical Workers) or~~ ☐ ~~CPI U (All Urban Consumers), for (Fill in Urban Area):~~ –

~~All Items (1982-1984 = 100), herein referred to as "CPI".~~

~~b. The monthly Base Rent payable in accordance with paragraph A.I.a. of this Addendum shall be calculated as follows: the Base Rent~~ set forth ~~in paragraph 1.5 of the attached Lease, shall be multiplied by a fraction the numerator of which shall be the CPI of the calendar month 2 months prior~~ to ~~the month(s) specified in paragraph A.I.a. above during which the adjustment is to take effect, and the denominator of which shall be the CPI~~ of the ~~calendar month which is 2 months prior to (select one):~~ ☐ ~~the first month of the term of this Lease as set forth in paragraph 1.3 ("Base Month")~~ or ☐ ~~(Fill in Other "Base Month"):~~ –

~~The sum so calculated shall constitute the new monthly Base Rent hereunder, but in no event, shall any such new monthly Base Rent be less than the Base Rent payable for the month immediately preceding the rent adjustment.~~

~~c. In the event the compilation and/or publication of the CPI shall be transferred to any other governmental department or bureau or~~ agency or ~~shall be discontinued, then the index most nearly the same as the CPI shall be used to make such calculation. In the event that the Parties~~ cannot ~~agree on such alternative index, then the matter shall be submitted for decision to the American Arbitration Association in accordance with the~~ then ~~rules of said Association and the decision of the arbitrators shall be binding upon the parties. The cost of said Arbitration shall be paid equally by~~ the ~~Parties.~~

☐ ~~II. Market Rental Value Adjustment(s) (MRV)~~
~~a. On (Fill in MRV Adjustment Date(s))~~

~~the Base Rent shall be adjusted to the "Market Rental Value" of the property as follows:~~

~~1) Four months prior to each Market Rental Value Adjustment Date described above, the Parties shall attempt to agree upon~~ what the new ~~MRV will be on the adjustment date. If agreement cannot be reached, within thirty days, then:~~

~~(a) Lessor and Lessee shall immediately appoint a mutually acceptable appraiser or broker to establish the new MRV~~ within the next 30 ~~days. Any associated costs will be split equally between the Parties, or~~

~~(b) Both Lessor and Lessee shall each immediately make a reasonable determination of the MRV and submit such~~ determination, in

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FORM

writing, to arbitration in accordance with the following provisions:

~~(i) Within 15 days thereafter, Lessor and Lessee shall each select an ☐ appraiser or ☐ broker ("Consultant" check one) of their choice to act as an arbitrator. The two arbitrators so appointed shall immediately select a third mutually acceptable Consultant to act as a third arbitrator.~~

~~(ii) The 3 arbitrators shall within 30 days of the appointment of the third arbitrator reach a decision as to what the actual MRV for the Premises is, and whether Lessor's or Lessee's submitted MRV is the closest thereto. The decision of a majority of the arbitrators shall be binding on the Parties. The submitted MRV which is determined to be the closest to the actual MRV shall thereafter be used by the Parties.~~

~~(iii) If either of the Parties fails to appoint an arbitrator within the specified 15 days, the arbitrator timely appointed by one of them shall reach a decision on his or her own, and said decision shall be binding on the Parties.~~

~~(iv) The entire cost of such arbitration shall be paid by the party whose submitted MRV is not selected, ie. the one that is NOT the closest to the actual MRV.~~

~~2) When determining MRV, the Lessor, Lessee and Consultants shall consider the terms of comparable market transactions which shall include, but no limited to, rent, rental adjustments, abated rent, lease term and financial condition of tenants. –~~

~~3) Notwithstanding the foregoing, the new Base Rent shall not be less than the rent payable for the month immediately preceding the rent adjustment.~~
~~- -~~
~~b. Upon the establishment of each New Market Rental Value:~~

~~1) the new MRV will become the new "Base Rent" for the purpose of calculating any further Adjustments, and –~~
~~2) the first month of each Market Rental Value term shall become the new "Base Month" for the purpose of calculating any further Adjustments.~~

☐ **III. Fixed Rental Adjustment(s) (FRA)**
The Base Rent shall be increased to the following amounts on the dates set forth below:

On (Fill in FRA Adjustment Date(s)):	The New Base Rent shall be:
April 1st, 2020	$13,194.00/mo.

☐ **IV. Initial Term Adjustments.**
The formula used to calculate adjustments to the Base Rate during the original Term of the Lease shall continue to be used during the extended term.

B. NOTICE:
Unless specified otherwise herein, notice of any rental adjustments, other than Fixed Rental Adjustments, shall be made as specified in paragraph 23 of the Lease.

~~**C. BROKER'S FEE:**~~
~~The Brokers shall be paid a Brokerage Fee for each adjustment specified above in accordance with paragraph 15 of the Lease or if applicable, paragraph 9 of the Sublease.~~

NOTICE: These forms are often modified to meet changing requirements of law and industry needs. Always write or call to make sure you are utilizing the most current form: AIR Commercial Real Estate Association, 500 N Brand Blvd, Suite 900, Glendale, CA 91203.
Telephone No. (213) 687-8777. Fax No.: (213) 687-8616.

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RIGHT OF FIRST REFUSAL TO LEASE ADDITIONAL SPACE
STANDARD LEASE ADDENDUM

Dated: February 13th, 2018

By and Between (Lessor): JO-EL Associates

And (Lessee): Support.com, Inc.

Address of Premises: 1200 Crossman Avenue, Sunnyvale, CA., 94089

Paragraph 55

(a) Subject to the provisions of Paragraph 39 Lessee shall have a one-time right to lease (the "Right to Lease") the space described in subparagraph (b) if such space becomes available during the term of this Lease.

(b) This Right to Lease shall only apply to the following space in the Project: 1200 Crossman Avenue, Suite 200, a 4,300 square foot office space. (the "Additional Space").

(c) Prior to offering the Additional Space to anyone else Lessor shall give Lessee written notice of the availability of the Additional Space and the date the existing tenant or occupant, if any, is expected to vacate such space. For a period of three business days following delivery of such notice, time being of the essence, Lessee shall have the right to request from Lessor a written statement setting forth the basic economic terms, including, but not limited to, Lessor's determination of the monthly Base Rent, an improvement allowance, if any, and all other economic terms and conditions (collectively, the "Economic Terms"), upon which Lessor is willing to lease the Additional Space. Lessee must make such request in writing. If Lessor has not received such a request from Lessee within such time period Lessee shall be conclusively presumed to have elected not to lease the Additional Space and Lessee's Right to Lease the Additional Space will thereafter be null and void and of no further force or effect.

(d) In establishing the Economic Terms the Lessor will make a good faith determination of the fair market rental rate for the Additional Space. The term "fair market rental rate" as used in this subparagraph shall mean the rental rate that a willing, comparable, renewal tenant (excluding sublease and assignment transactions) would pay, and a willing owner of a comparable quality building located in the same vicinity would accept, for comparable space taking into account (i) the age, quality and layout of the existing improvements in the Additional Space, and (ii) items that real estate brokers customarily consider, including, but not limited to, rental rates, space availability, length of lease term, Lessee size, Lessee improvement allowances, operating expenses and allowance, and any other economic matters then being charged by Lessor or owners of similar buildings. In no event, however, shall the monthly Base Rent payable for the Additional Space be less, on a square foot basis, then the Base Rent payable with respect to the original Premises.

(e) For a period of ~~three business~~ *ten calendar* days after receipt of the Economic Terms from Lessor, time being of the essence, Lessee shall have the right to give written notice to Lessor of Lessee's exercise of its Right to Lease the Additional Space upon the Economic Terms and the same non-Economic Terms as set forth in this Lease with respect to the Premises. If Lessee timely exercises its Right to Lease as provided herein, the parties will promptly thereafter execute an amendment to this Lease to include the Additional Space in the Premises and to document the lease terms thereof. If Lessor has not received such notice from Lessee within such time period Lessee shall be conclusively presumed to have elected not to lease the Additional Space and Lessee's Right to Lease the Additional Space will thereafter be null and void and of no further force or effect.

NOTICE: These forms are often modified to meet changing requirements of law and industry needs. Always write or call to make sure you are utilizing the most current form: AIR Commercial Real Estate Association, 500 N Brand Blvd, Suite 900, Glendale, CA 91203. Telephone No. (213) 687-8777. Fax No.: (213) 687-8616.

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LEGAL APPROVED 3/19/18 support.com

FORM RRLAS-0-07/06E